Exhibit 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	November 14, 2012
For Immediate Release	NR#12-23

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2012.  For complete details of the third quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

As at September 30, 2012, the Company had working capital of $43,685,026, including cash on hand of $44,081,885.  On September 5, 2012, the Company closed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for net proceeds of $31,325,931.  The primary use of cash during the three and nine months ended September 30, 2012 was for exploration and evaluation expenditures totaling $4,691,045 and $10,481,860 respectively, and an additional $824,936 and $3,203,074 respectively for the Juanicipio property. Accounts receivable at September 30, 2012 totaled $1,123,544 (2011: $2,218,162) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at September 30, 2012 amounted to $2,145,298 (2011: $2,069,740) and are attributable primarily to accrued exploration and legal expenses.

The Company’s net loss for the three and nine months ended September 30, 2012 amounted to $3,609,463 and $6,167,196 respectively (September 30, 2011: $3,049,184 and $4,463,335 respectively).  The net loss increased in the current period due to additional costs incurred in the current quarter dealing and negotiating with a dissident group of MAG shareholders, Mining Investors for Shareholder Value ("MISV").  MISV and the Company ultimately reached a settlement agreement on September 4, 2012 whereby MAG presented a slate of nine directors for election to shareholders at the annual and special meeting, including two MISV nominees (Richard Clark and Peter Barnes), along with seven existing members of MAG's board.  Subsequent to the quarter end, the shareholders overwhelmingly elected all nine directors standing for election.

OUTLOOK

Minera Juanicipio

A National Instrument 43-101 compliant Updated Preliminary Economic Assessment for the Juanicipio Project carried out by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") was announced on June 14, 2012 and filed on SEDAR on July 16, 2012, (see News Release dated June 14, 2012).  With the completion of the AMC Study, MAG and Fresnillo Plc. now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.

On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) had approved an 18 month mine permitting and underground development budget of $25 million ($10.0 million for 2012 with the remaining $15 million earmarked for 2013).  The 2013 underground development plan includes the first 2,500 metres of ramp development and is projected to cost $11.9 million with another $2.3 million dedicated to further drilling, plus $1.2 million for reporting, general and other administrative expenses.  MAG’s 44% share of the 2013 predevelopment budget is $6.6 million. The Minera Juancipio 2013 exploration budget will be determined in the fourth quarter.

The Joint Venture has begun the permitting process and anticipates receipt of all necessary permits by early 2013, with the underground decline ground breaking expected to follow shortly thereafter.

Cinco de Mayo

Because of the expense of drilling at depths, MAG has currently contracted for the execution of an orientation 2 and 3 Dimensional Seismic survey to determine if the newly discovered Pegaso system can be better defined before further deep drilling is undertaken.  This work is scheduled to commence early in the first quarter of 2013.  Definition and exploration drilling will resume immediately thereafter pending completion of the seismic survey and permit renewal. Exploration drilling permits in Mexico now require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  These permits incorporate surface access permissions, verification of mining concession title, and compliance with environmental norms.  The Company is in the process assembling the information required in order to submit the application, and final permit approval is expected in the first quarter of 2013.

On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto (see News Release dated October 3, 2012).  The Company is currently negotiating the terms of reference for a PEA on the Upper Manto for completion in 2013.  In addition, metallurgical test work on the Pozo Seco zone has indicated that recoveries of both molybdenum and gold are sufficient to warrant a PEA, and MAG has engaged RPA and Samuel Engineering to carry out an independent PEA on Pozo Seco which will be completed in the fourth quarter of 2012.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html